HSBC AUTO RECEIVABLES CORPORATION
2700 Sanders Road
Prospect Heights, IL 60070

May 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Registration Statement on Form S-3 of HSBC Auto Receivables Corporation,
Registration Statement No. 333-131714

Dear Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-131714 requests pursuant to Rule 461 of the Securities Act of 1933 that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. on May 25, 2006, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
  the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HSBC AUTO RECEIVABLES CORPORATION

By: /s/ Steven S. Smith
Printed Name: Steven S. Smith
Title: Vice President and Assistant Treasurer